As filed with the Securities and Exchange Commission on February 1, 2013	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

DIAGEO PLC
(Exact name of issuer of deposited securities as specified in its charter)

[N/A]
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

General Counsel, Diageo North America, Inc.
601 Main Avenue (6078-06)
Norwalk, CT  06851
(203) 359-7102
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard C. Morrissey, Esq. Sullivan & Cromwell LLP One New Fetter Lane London EC4A IAN, England (011-44-20-7959-8900)	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), each ADS representing four (4) ordinary shares of Diageo plc	400,000,000 ADSs	$5.00	$20,000,000	$2,728.00

*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16).

	(iii)	The collection and distribution of dividends	Paragraphs (4), (12), (13) and (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16).

	(v)	The sale or exercise of rights	Paragraphs (13), (14) and (15).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (12), (13), (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Paragraphs (20) and (21) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Paragraph (11).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6), (7), (8), and (22).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Paragraphs (4), (14), (18) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Paragraphs (7) and (8).

Item 2. AVAILABLE INFORMATION			Paragraph (11).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement, by and among Diageo plc (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Owners and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. – Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. – None.

(f)	Power of Attorney for certain officers and directors and the authorized representative of the Company. – Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Amended and Restated Deposit Agreement, by and among Diageo plc, Citibank, N.A., as depositary, and all Owners and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of February, 2013.

Legal entity to be created by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing four ordinary shares of Diageo plc

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
	Name:	Keith Galfo
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Diageo plc has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on February 1, 2013.

DIAGEO PLC

By:	/s/ PD Tunnacliffe
Name: PD Tunnacliffe
Title: Company Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 1, 2013.

Signature	Title

*
Paul S. Walsh	Executive Director (Principal Executive Officer)

*
Deirdre A. Mahlan	Executive Director (Principal Financial and Accounting Officer)

*
Ivan Menezes	Executive Director

*
Peggy Bruzelius	Non-Executive Director

Laurence Danon	Non-Executive Director

*
Lord Davies of Abersoch	Non-Executive Director

*
Ho Kwon Ping	Non-Executive Director

*
Betsy Holden	Non-Executive Director

*
Philip Scott	Non-Executive Director

*
Todd Stitzer	Non-Executive Director

/s/ Gabriel Bisio
Gabriel Bisio	Director, Diageo North America, Inc. (Authorized U.S. Representative)

*  PD Tunnacliffe, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney executed by such persons and filed with the Securities and Exchange Commission.

By:	/s/ PD Tunnacliffe
Name: PD Tunnacliffe
Title: Attorney-in-Fact

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Amended and Restated Deposit Agreement

(d)	Opinion of counsel to the Depositary

(f)	Power of Attorney